Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated August 6, 2013

Registration Statement 333-177723

August 6, 2013

PRICING TERM SHEET

Dated August 6, 2013

PHH Corporation

6.375% Senior Notes due 2021

The information in this pricing term sheet supplements PHH Corporation’s preliminary prospectus supplement, dated August 6, 2013, and the accompanying prospectus (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.  All references to dollar amounts are references to U.S. dollars.

PHH Corporation (“PHH”) has increased the size of the offering of its 6.375% Senior Notes due 2021 to $350,000,000 aggregate principal amount.  Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect such increase, including with respect to a corresponding increase in the size of PHH’s previously announced tender offer.

Issuer:	PHH Corporation (“PHH”)

Title of securities:	6.375% Senior Notes due 2021 (the “Notes”)

Distribution:	SEC Registered

Aggregate principal amount:	$350,000,000 (which is $50,000,000 greater than originally announced)

Use of proceeds:

We intend to use the net proceeds from this offering, along with cash on hand, to repurchase up to $350,000,000 (which is $50,000,000 greater than originally announced) of our outstanding 9 1/4% Senior Notes due 2016 at the Tender Offer Price, as well as related fees and expenses in connection therewith. Pending such use, the proceeds may be invested temporarily in short-term interest bearing investment funds or similar assets. Any proceeds in excess of the amounts needed to fund the Tender Offer will be used for general corporate purposes.

Offering price:	The Notes will be issued at a price of 100.000% of their principal amount plus accrued interest, if any, from August 20, 2013

Net proceeds to Issuer (before expenses):	$344,750,000

Benchmark Treasury:	UST 2.125% due August 15, 2021

Spread to benchmark Treasury:	T+409 basis points

Yield-to-maturity:	6.375%

Coupon:	6.375% per annum

Interest payment dates:	February 15 and August 15, with initial payment on February 15, 2014

Record dates:	February 1 and August 1

Optional Redemption:

At any time on or after August 15, 2017, the Company may redeem all or a part of the Notes, on one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

	Date	Price
	2017	103.188%
	2018	101.594%
	2019 and thereafter	100.000%

Make-whole redemption:

At any time prior to August 15, 2017, the Notes may be redeemed at any time and from time to time, at the option of PHH, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) the aggregate principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in the case of both (1) and (2), any accrued and unpaid interest to, but not including, the applicable redemption date

Change of control:

Not later than 30 days following the occurrence of a Change of Control, the Company will make an Offer to Purchase all outstanding Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer, the Company will have the right to redeem all notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but not including, the date of redemption.

Maturity date:	August 15, 2021

Trade date:	August 6, 2013

Settlement date:	August 20, 2013 (T + 10)

CUSIP:	693320AS2

ISIN:	US693320AS29

Denominations:	$2,000

Increments:	$1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

RBS Securities Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Goldman, Sachs & Co. Scotia Capital (USA) Inc.

We expect that delivery of the notes will be made to investors on or about August 20, 2013, which will be the tenth business day following the date hereof (such settlement being referred to as ‘‘T+ 10’’). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Company has filed a registration statement (including a prospectus and related prospectus supplement for the offering) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.